
Mail Stop 3561

October 18, 2017

Robert E. Morgan
Chief Executive Officer
Muscle Maker, Inc
2200 Space Park Drive, Suite 310
Houston, Texas 77058

  Re: **Muscle Maker, Inc**
    Amendment No. 1 to
    Offering Statement on Form 1-A
    Filed September 21, 2017
    File No. 024-10689

Dear Mr. Morgan:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2017 letter.

Offering Circular

General

1. Please continue to consider the financial statement updating requirements set forth in the Instructions to Form 1-A, Part F/S, section (b)(3) through (b)(5). In this regard, the amended filing should be updated to include unaudited interim financial statements for the six months ended June 30, 2017. Related financial information, such as, but not limited to, Summary Financial Data, MD&A, Dilution, and Capitalization, should also be updated.

Exhibits

2. We note that you have not filed any materials related to the company posted on the BANQ website. Please file as applicable. Refer to paragraph 13 of Item 17 of Form 1-A.

Exhibit 13.1

3. Please refer to the first two pages and the associated legends. Please revise the materials to include the information required by Rule 255(b)(4) of Regulation A.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Laura Anthony, Esq.
        Legal & Compliance, LLC